QuickLinks -- Click here to rapidly navigate through this document

This filing is made pursuant to Rule 424(b)(3) under
the Securities Act of 1933 in connection with
Registration No. 333-132201

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee

Debt Securities	(1)	(1)

(1)
$21,000,000 aggregate principal amount of Debt Securities are being offered pursuant to this Pricing Supplement. An aggregate registration fee of $465,778 was pre-paid or carried forward from a prior registration statement with respect to $4,064,937,000 principal amount of an unspecified aggregate number of Debt Securities registered pursuant to Registration Statement No. 333-132201. An additional registration fee of $107,000 was pre-paid on May 15, 2006 (pursuant to a Prospectus Supplement dated May 11, 2006, filed on May 15, 2006 under Rule 424(b)(2) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities. $2,247 of such registration fee is offset against the fee due for this offering and, as of August 31, 2006, $30,148 remains available for future fees with respect to $281,760,000 principal amount of unsold Debt Securities. An additional registration fee of $107,000, calculated in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, is being pre-paid pursuant to this Pricing Supplement in connection with an additional $1,000,000,000 principal amount of Debt Securities.

Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated August 28, 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B—CMS Spread Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PZC3

Principal Amount (in Specified Currency): $21,000,000
Issue Price: 100%
Trade Date: August 28, 2006
Original Issue Date: September 1, 2006
Stated Maturity Date: September 1, 2016

Initial Interest Rate: 8.0%
Interest Rate: See "Additional Terms of the Notes"
Interest Payment Dates: Each March 1, June 1, September 1, and December 1, commencing December 1, 2006

Net Proceeds to Issuer: 99.0%
Agent's Discount or Commission: 1.0%
Agent: Wachovia Capital Markets, LLC
Agent's Capacity: Principal

Calculation Agent: Wachovia Bank, N.A.

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: TMCC has the right to redeem the Notes in whole at par on the Redemption Dates and subject to the Notice of Redemption

Redemption Dates: Each March 1, June 1, September 1, and December 1, commencing September 1, 2008

Notice of Redemption: Not less than 10 calendar days prior to a Redemption Date

Repayment: Not Applicable
Optional Repayment Date(s): Not Applicable
Repayment Price: Not Applicable

Original Issue Discount: Yes
Total Projected Contingent OID: $12,109,855
Yield to Maturity: Contingent
Initial Accrual Period: From and including September 1, 2006 to but excluding December 1, 2006

Specified Currency: U.S. dollars
Minimum Denominations: $1,000
Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Interest

        The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on September 1, 2008 at the Initial Interest Rate. The Notes will bear interest from and including the Interest Payment Date on September 1, 2008 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an "Interest Calculation Period," and collectively the "Floating Interest Rate Period") calculated in accordance with the following formula:

(8.0%) x (N/D)

Where:

  "N" means the total number of Business Days in the applicable Interest Calculation Period on which the difference between the 10-Year CMS Rate and the 2-Year CMS Rate (the "Spread") fixes equal to or greater than 0.0%; provided, however, that the determination made with respect to (or otherwise in effect on) the fifth calendar day preceding each Interest Payment Date (or Maturity, as applicable) shall apply to each of the remaining Business Days in the related Interest Calculation Period; and

  "D" means the total number of Business Days in the applicable Interest Calculation Period.

No interest will accrue on the Notes with respect to any Business Day on which the Spread fixes at less than 0.0%.

        "10-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 10 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page (rounded to the nearest third decimal place (one thousandth of a percentage point)) as of 11:00 a.m., New York City time on each day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 10-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

        "2-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 2 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page (rounded to the nearest third decimal place (one thousandth of a percentage point)) as of 11:00 a.m., New York City time on each day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 2-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

        Notwithstanding anything to the contrary in the Prospectus Supplement, "Business Day" with respect to the Notes means a day that is both (i) a London Banking Day, and (ii) a New York Business Day (as those terms are defined in the Prospectus Supplement).

Plan of Distribution

        Under the terms of and subject to the conditions of an Appointment Agreement dated May 2, 2006 and an Appointment Agreement Confirmation dated August 28, 2006 (collectively, the "Appointment Agreement") between TMCC and Wachovia Capital Markets, LLC ("Wachovia"), Wachovia, acting as principal, has agreed to purchase and TMCC has agreed to sell $21,000,000 in principal amount of Notes.

RISK FACTORS

        Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 10-Year CMS Rate and the 2-Year CMS Rate, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable range-accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During The Floating Interest Rate Period Is Uncertain And Could Be 0.0%.

        The 10-Year CMS Rate and 2-Year CMS Rate are floating rates. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any Business Day on which the Spread fixes at less than 0.0%. For every Business Day on which the Spread fixes at less than 0.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Spread remains at less than 0.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

During The Floating Interest Rate Period, The Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.

        During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.0% per annum with respect to any Business Day on which the Spread fixes at less than 0.0% (except as described in the next risk factor). As a result, if the Spread remains at less than 0.0% for a substantial number of Business Days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable Spread With Respect To The Fifth Calendar Day Preceding The End Of An Interest Calculation Period Will Apply For The Remainder Of That Interest Calculation Period.

        Because during the Floating Interest Rate Period the Spread determined on or otherwise applicable to the fifth calendar day preceding each Interest Payment Date (or Maturity, as applicable) applies to each of the remaining Business Days in the related Interest Calculation Period, if the Spread with respect to that calendar day fixes at less than 0.0%, no interest will be paid on the Notes with respect to the remaining Business Days in that Interest Calculation Period, even if the Spread on any of the subsequent remaining Business Days were actually to fix at or above 0.0%.

Secondary Trading May Be Limited.

        The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow a holder to trade or sell Notes easily.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

        TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

  •
  The market value of the Notes might be affected by changes in the 10-Year CMS Rate and 2-Year CMS Rate. For example, a decrease in the 10-Year CMS Rate combined with either an increase or no change in the 2-Year CMS Rate could cause a decrease in the market value of the Notes because no interest will be payable on the Notes with respect to any Business Day on which the Spread is less than 0.0%. Conversely, an increase in the 10-Year CMS Rate relative to the 2-Year CMS Rate could cause an increase in the market value of the Notes. However, if the Spread increases or remains high, the likelihood of the Notes being redeemed would increase. The 10-Year CMS Rate and 2-Year CMS Rate themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

  •
  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 10-Year CMS Rate and 2-Year CMS Rate increases, the market value of the Notes may decrease.

        The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

        In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Historical Performance Of The 10-Year CMS Rate and 2-Year CMS Rate Is Not An Indication Of The Future Performance Of The 10-Year CMS Rate and 2-Year CMS Rate.

        The historical performance of the 10-Year CMS Rate and 2-Year CMS Rate should not be taken as an indication of the future performance of 10-Year CMS Rate and 2-Year CMS Rate during the term of the Notes. Changes in the 10-Year CMS Rate and 2-Year CMS Rate will affect the trading price of the Notes, but it is impossible to predict whether the 10-Year CMS Rate or 2-Year CMS Rate will rise or fall.

UNITED STATES FEDERAL INCOME TAXATION

        The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary primarily concerns U.S. Holders (as defined in the Prospectus Supplement) who purchase the Notes on the Original Issue Date at the Issue Price and hold the Notes as capital assets, and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

        The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

        Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

U.S. Holders

        The Notes will be treated as contingent payment debt instruments and accordingly will be treated as issued with OID. In general, the timing and character of income, gain or loss reported on a contingent payment debt instrument will substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, a U.S. Holder of a Note must include future contingent interest payments in income as that interest accrues based on the "comparable yield" of the Note and differences between projected and actual payments on the Note. Moreover, in general, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary interest income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

        In particular, solely for U.S. federal income tax purposes, the projected payment schedule for the Notes, as set forth in the following table, will consist of a projected payment (each, a "Projected Payment") on each Interest Payment Date and at Maturity.

Interest Payment Date	Projected Payment Per $1,000 Principal Amount at Maturity
December 1, 2006	$20.00
March 1, 2007	$20.00
June 1, 2007	$20.00
September 1, 2007	$20.00
December 1, 2007	$20.00
March 1, 2008	$20.00
June 1, 2008	$20.00
September 1, 2008	$20.00
December 1, 2008	$14.46
March 1, 2009	$14.25
June 1, 2009	$14.05
September 1, 2009	$13.83
December 1, 2009	$13.62
March 1, 2010	$13.42
June 1, 2010	$13.21
September 1, 2010	$13.00
December 1, 2010	$12.92
March 1, 2011	$12.84
June 1, 2011	$12.76
September 1, 2011	$12.68
December 1, 2011	$12.70
March 1, 2012	$12.73
June 1, 2012	$12.75
September 1, 2012	$12.77
December 1, 2012	$12.81
March 1, 2013	$12.85
June 1, 2013	$12.89
September 1, 2013	$12.93
December 1, 2013	$12.90
March 1, 2014	$12.88
June 1, 2014	$12.86

September 1, 2014	$12.83
December 1, 2014	$12.82
March 1, 2015	$12.80
June 1, 2015	$12.79
September 1, 2015	$12.78
December 1, 2015	$12.71
March 1, 2016	$12.64
June 1, 2016	$12.58
September 1, 2016	$1012.60

        This projected payment schedule represents an estimated yield (required to equal the "comparable yield") on the Notes equal to 5.92% per annum, compounded quarterly. During the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each three-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price, increased by the interest previously accrued on the Note and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. If the amount received on the Note on any Interest Payment Date or at Maturity exceeds the applicable Projected Payment, a U.S. Holder will generally be required to include any such excess in income as additional ordinary interest income on the applicable Interest Payment Date. Alternatively, if the amount received on the Note on any Interest Payment Date is less than the applicable Projected Payment, the difference will generally be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which such Interest Payment Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will generally be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the difference that is not treated as an interest offset pursuant to the foregoing rules.

        Upon the sale or exchange of a Note prior to maturity, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder, and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. Any taxable gain will be treated as ordinary interest income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note).

        The projected payment schedule (including each Projected Payment) has been determined solely for U.S. federal income tax purposes, and is neither a prediction nor a guarantee of what the actual payment on any Interest Payment Date will be, or that any such amount will even exceed zero. The following table sets forth the amount of interest that will be deemed to accrue with respect to each

Note during each year over the term of the Notes based upon the projected payment schedule for the Notes.

Year	Interest per $1,000 Principal Amount at Maturity
2006	$19.71
2007	$58.31
2008	$57.03
2009	$56.59
2010	$56.74
2011	$57.04
2012	$57.41
2013	$57.78
2014	$58.16
2015	$58.58
2016	$39.31

Foreign Holders

        A Foreign Holder (as defined in the Prospectus Supplement) will not include in gross income for U.S. federal income tax purposes, any amounts with respect to the Notes until the Foreign Holder receives a payment on a Note at Maturity or with respect to a sale or exchange of the Notes. The amount of any such payment that exceeds the Foreign Holder's adjusted tax basis for the Notes will be treated as ordinary interest income and will not be subject to U.S. federal income or withholding tax if the Foreign Holder satisfies the requirements for payments of principal and interest (including OID) on a note set forth in the accompanying Prospectus Supplement under the first bullet point under the caption "United States Taxation—Material United States Tax Considerations for Foreign Purchasers."

QuickLinks

CALCULATION OF REGISTRATION FEE
TOYOTA MOTOR CREDIT CORPORATION Medium-Term Notes, Series B—CMS Spread Range Accrual Notes
ADDITIONAL TERMS OF THE NOTES
RISK FACTORS
UNITED STATES FEDERAL INCOME TAXATION